February 14, 2006


Mail Stop 4561



VIA U.S. MAIL AND FAX (301)468-3180

H. William Willoughby
Director, President and Secretary
Capital Realty Investors 85, LTD Partnership
11200 Rockville Pike
Rockville, Maryland 20852

Re:	Capital Realty Investors 85, LTD Partnership
	File No. 000-23766
      Form 10-K for Fiscal Year Ended
	December 31, 2004
	Form 10-Q for Quarterly Periods Ended
	March 31, 2005, June 30, 2005 & September 30, 2005

Dear Mr. Willoughby:

      We have reviewed your response letter dated January 9, 2006 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 99 Reports of Other Auditors

1. We have considered your response to our prior comment. Please confirm for us that you will insure that ALL accounting reports filed as exhibits to future filings make reference to the PCAOB standards.
All of the other auditors` reports that the principal auditor chooses to place reliance on must refer to the "PCAOB Standards", regardless of whether they met the threshold of being required to be registered with the PCAOB.


      Please respond to the comments included in this letter within ten business days. Please file your response on EDGAR. If you have any questions, you may contact Robert Telewicz at (202) 551-3438 or me at (202) 551-3414.

								Sincerely,



      Jorge L. Bonilla
      Senior Staff Accountant

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H. William Willoughby
Capital Realty Investors 85, LTD.
February 14, 2006
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